EXHIBIT 99.1

Mogo Reports Second Quarter 2022 Financial Results

Q2 revenue of $17.3 million, up 27% year over year

Member base increases 18% year over year to 2.0 million

During the quarter, Mogo implemented cost saving initiatives to accelerate path to profitability

Ended quarter with cash, digital assets & investments of $122 million2

Company announces removal of waitlist for MogoTrade

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, August 11, 2022 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO)  (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced its financial and operational results for the three and six months ended June 30, 2022.

“During a period of exceptional financial market volatility, we surpassed the 2 million member milestone and delivered 27% revenue growth over the prior year,” said David Feller, Mogo’s Founder and CEO. “We are being highly disciplined with our growth spending as our team continues building the leading next gen digital wealth platform, with a focus on new options for investing and trading. We continued advancing our commission-free stock trading product, MogoTrade, incorporating member feedback to enhance the user experience and features, with the goal of ultimately offering a best-in-class product to the Canadian market. We recently removed the waitlist and expect to ramp our marketing efforts later this year. In these uncertain economic times, financial well-being is as relevant as ever to Canadian consumers, and we want to bring them the best tools and products to help them save, invest and achieve financial freedom while also making a positive impact with their money.”

Key Financial Highlights for Q2 2022

•	Total revenue increased 27% over the comparable quarter in 2021 to $17.3 million, including subscription and services revenue of $10.3 million, up 26% over the same period last year.
•	Gross profit decreased 7% to $11.3 million (65.6% margin), compared to $12.1 million (88.5% margin) in Q2 2021.
•	During the quarter, the Company implemented a cost savings plan that reduced operating expenses by 14% in Q2 2022 compared to Q1 2022.
•	Adjusted EBITDA[1] loss of $4.1 million represented a 25% decrease compared to Adjusted EBITDA loss of $5.5 million in Q1 2022.
•	Net cash flow from operations before investment in receivables improved 62% to ($2.8) million, compared with ($7.2) million in Q1 2022.
•	Adjusted net loss[1] of $9.5 million, compared with $10.8 million in Q1 2022 and $8.1 million in Q2 2021.

1

•

Net loss increased to $51.9 million in Q2 2022, primarily driven by non-cash charges and our share of losses in affiliates totaling $38.9 million[3]. This compared to net income of $9.0 million in Q2 2021 which included an unrealized gain of $24.8 million related to the Coinsquare warrants.

o

These non-cash items were primarily driven by an impairment charge of $26.7 million on Mogo’s investment in Coinsquare and unrealized loss on Coinsquare warrants of $7.0 million (compared to unrealized gain of $24.8 million in the comparative period).

o

Additionally, Mogo incurred an increase related to its share of Coinsquare’s net loss which it accounts for under the equity method as well as an unrealized loss on its investment portfolio and digital assets. These unrealized losses primarily resulted from recent broader equity and crypto market declines during the period.

•

In June 2022, Mogo repurchased 0.8 million common shares for a total cost of $1.0 million at an average price of CAD$1.19 per share, pursuant to a previously disclosed share repurchase program of up to US$10 million of common shares.

•

Ended the quarter with cash, digital assets and investments totaling $122 million[2]. This included combined cash, cash equivalent, digital assets and investment portfolio of $59.3 million, along with a book value of investment in Coinsquare of $62.7 million as at June 30, 2022.

“Our Q2 results were solid despite our reduced spending on marketing and the macro environment headwinds, which further highlights the diversification and recurring nature of our revenue base.  While our business has proved comparatively resilient through market cycles, we were not immune to the macroeconomic backdrop and have acted accordingly by reducing our expense base and increasing our focus on our path to profitability including shifting our investment spend to the most impactful areas such as MogoTrade and Moka.” said Greg Feller, President & CFO.

Mr. Feller added: “We continue to carefully monitor a range of economic and market indicators to ensure we achieve the right balance between growth and operating profitability. Given the current economic uncertainty, we believe it is appropriate and prudent to assume these economic challenges will persist through 2023 and, as a result, we plan to continue to manage our growth investments more conservatively with a greater emphasis on driving towards profitability. Specifically, we are currently managing our growth investment spend assuming total revenue growth for 2023 in the range of 10-15%, with a goal of being Adjusted EBITDA positive by Q4 2023.”

Additional Business & Operations Highlights

•	Mogo’s total member base increased by approximately 18%, from 1,695,000 members as at June 30, 2021 to 2,007,000 members as at June 30, 2022.
•	Ended the quarter with assets under management of approximately $310 million[4].
•

Accelerated the roll-out of invitations to its commission-free stock trading app, MogoTrade, while also making further product enhancements, such as automatic approval for account openings, instant funding, and the ability to receive in-app monthly statements, in advance of a broader launch. Mogo recently removed the waitlist, opening the product to the broader Canadian consumer market.

•

In alignment with its mission to help Canadians achieve financial freedom while also solving one of the biggest social issues we face, climate change, Mogo announced it has reached its one million trees milestone in partnership with Vancouver-based reforestation platform, veritree.

2

Financial Outlook

Mogo reiterated its fiscal year 2022 guidance, which was previously communicated on May 12, 2022:

•	Total revenues are expected to grow to $69 to $72 million, compared to $57.5 million in 2021, representing a year over year increase of 20% to 25%.
•	The Company expects improving adjusted EBITDA as a percentage of revenue in the second half of 2022.

1Non-IFRS measure. For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended June 30, 2022.

2Includes cash and cash equivalents of $43.6 million, investment portfolio of $15.1 million digital assets of $0.6 million and investment in Coinsquare of $62.7 million. Portfolio excludes warrants held in Coinsquare.

3Includes impairment of investment accounted for using the equity method of $26.7 million, share of loss in investment accounted for using the equity method of $8.8 million, and revaluation loss of $3.4 million.

4Mogo’s total assets under management) is comprised of order execution only accounts, separately managed accounts for retail portfolio management clients that are managed on a discretionary basis and assets managed under investment fund or sub advisory mandates.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q2 2022 financial results at 3:00 p.m. EDT on August 11, 2022. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (438) 803-0534 or (888) 440-2131 (International). The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted EBITDA and adjusted net loss, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. For more information, please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the period ended June 30, 2022, which is available at www.sedar.com and at www.sec.gov.

The following tables present a reconciliation of each non-IFRS financial measure to the most comparable IFRS financial measure.

3

Adjusted EBITDA

($000s)
	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Net (loss) income before tax	$(51,955)	$9,055	$(70,900)	$6,246
Depreciation and amortization	3,146	2,971	6,325	5,389
Stock-based compensation	2,574	3,805	6,185	4,362
Non-cash warrant expense	—	257	—	526
Credit facility interest expense	1,039	1,005	1,972	2,001
Debenture and other financing expense	846	871	1,657	1,823
Accretion related to debentures and convertible debentures	311	312	620	621
Share of loss in investment accounted for using the equity method	8,766	2,860	14,329	2,860
Revaluation loss (gain)	3,397	(24,850)	2,249	(30,112)
Impairment of investment accounted for using the equity method	26,749	—	26,749	—
Other non-operating expense	993	752	1,137	2,264
Adjusted EBITDA	(4,134)	(2,962)	(9,677)	(4,020)

Adjusted net loss

($000s)
	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Net (loss) income before tax	$(51,955)	$9,055	$(70,900)	$6,246
Stock-based compensation	2,574	3,805	6,185	4,362
Non-cash warrant expense	—	257	—	526
Share of loss in investment accounted for using the equity method	8,766	2,860	14,329	2,860
Revaluation loss (gain)	3,397	(24,850)	2,249	(30,112)
Impairment of investment accounted for using the equity method	26,749	—	26,749	—
Other non-operating expense	993	752	1,137	2,264
Adjusted net loss	(9,476)	(8,121)	(20,251)	(13,854)

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding the ramp up of the marketing of MogoTrade, the Company’s financial outlook for 2022, including total revenue and adjusted EBITDA as a percentage of revenue, and the Company’s plans regarding its growth investment spend and targets for total revenue growth and Adjusted EBITDA for 2023. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control, including the receipt of any required regulatory approval. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

4

About Mogo

Mogo Inc., one of Canada’s leading financial technology companies, is empowering its more than 2 million members with simple digital solutions to help them get in control of their financial health while also making a positive impact with their money. Through the free Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, get free monthly credit score monitoring and ID fraud protection and access personal loans and mortgages. Mogo’s new MogoTrade app offers commission-free stock trading that helps users make a positive impact with every investment and together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, forms the heart of Mogo’s digital wealth platform. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

investors@mogo.ca

(416) 347-8954

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

646-829-9701

shamsian@lythampartners.com

5